Exhibit 99.1

PropertyGuru Reports First Quarter 2024 Results

Revenue Grew 12% Year Over Year in the First Quarter and Adjusted EBITDA of S$4 Million

•
Total revenue grew 12% to S$37 million in the first quarter of 2024; Singapore revenue grew 25%
•
Adjusted EBITDA of S$4 million in the first quarter 2024, up from S$0.2 million in the first quarter 2023
•
12% Adjusted EBITDA margin in the first quarter 2024, up from 0.7% in the first quarter 2023

Singapore – May 21, 2024 – PropertyGuru Group Limited (NYSE: PGRU) (“PropertyGuru” or the “Company”), Southeast Asia’s leading1, property technology (“PropTech”) company, today announced financial results for the quarter ended March 31, 2024. Revenue of S$37 million in the first quarter 2024 increased 12% year over year. Net loss was S$6 million in the first quarter and Adjusted EBITDA2 was S$4 million. This compares to a net loss of S$10 million and Adjusted EBITDA2 of S$0.2 million in the first quarter of 2023.

Management Commentary

Hari V. Krishnan, Chief Executive Officer and Managing Director, said “Across Southeast Asia, we have seen governments introduce robust policies and budgets to accelerate growth, resulting in uplifted property sentiment. In the first quarter of 2024, we delivered double-digit revenue growth, with the Singapore business showing particular strength.

In Vietnam, we are seeing a gradual improvement in the property market towards the end of the quarter, with listings on our platform hitting a 12-month high in March. Despite near-term challenges, we see a positive outlook for the Malaysian market, with our latest consumer sentiment survey indicating that 1 in 3 Malaysians intend to buy a property in the next two years.

We are encouraged to see agents in Singapore continue to adopt our AI supported product features to enhance the quality of their listings and engagements. Our new AI video feature, introduced in January, has close to 60% of agents using it after their first trial. As part of our efforts to assist an industry adopting increased professionalism, we rolled out our Professional Agent Verification process in Vietnam, which saw more than 500 agents verified in the first week.

I am also proud to share that we have released our first sustainability report. This is supported by the recently launched ‘Gurus For Good’ program, our sustainability mandate.

This year our solutions will play a bigger role in empowering our customers as we power communities to live, work, and thrive in tomorrow’s cities.”

Joe Dische, Chief Financial Officer, added “PropertyGuru delivered a solid start to 2024 with double-digit revenue growth and flat costs year over year leading to double-digit Adjusted EBITDA margin, while navigating a phased recovery in Vietnam and Malaysia as well as typical seasonality in Southeast Asia during the first quarter, which includes the Lunar New Year holiday.

We remain cautiously optimistic for the year ahead. The Singapore business continues to perform, and we are seeing positive signals coming from Vietnam and Malaysia. While awaiting further improvement in secular trends, we are laser-focused on managing costs and improving profitability.

1 Based on SimilarWeb data between October 2023 and March 2024.

2 Please refer to non-GAAP reconciliation of net income/(loss) to Adjusted EBITDA section for more details.

Illustrating this commitment, our Adjusted EBITDA margin grew from 0.7% in the first quarter of 2023 to 12.2% this quarter. All of our Marketplaces businesses showed margin improvement year over year. Corporate expenses as a percentage of overall revenue decreased from 43% in first quarter 2023 to 40% this quarter, as we continue to show improved operating leverage.

For the remainder of 2024, selective hiring and focused investment remain our mantra. We plan to continue to invest in automation, leverage our existing technologies and generative AI to both provide superior customer experiences and manage our cost base as we drive continued revenue growth. Our full year revenue outlook of S$165 million to S$180 million and full year Adjusted EBITDA outlook of S$22 million to S$26 million are unchanged.”

Financial Highlights – First Quarter 2024

•
Total revenue increased 12% year over year to S$37 million in the first quarter.
•
Marketplaces revenue increased 13% year over year to S$35 million in the first quarter as strong results in Singapore helped to offset a slower recovery in Vietnam and Malaysia.
•
Revenue by segment:
o
Singapore Marketplaces revenue increased to 25% year over year to S$24 million in the first quarter, as both the number of agents and the Average Revenue Per Agent (“ARPA”) grew in the quarter. Quarterly ARPA was up 22% to S$1,368 as compared to the prior year quarter, and the number of agents in Singapore grew marginally to finish the first quarter 2024 at 16,487. The renewal rate was 77% in the first quarter 2024.
o
Malaysia Marketplaces revenue was flat year over year at S$7 million in the first quarter as property pricing remains elevated relative to consumer expectations, shifting the focus to rental listings in the near term.
o
Vietnam Marketplaces revenue was flat year over year at S$3 million in the first quarter as a 13% increase in the Average Revenue Per Listing (“ARPL”) was offset by a 13% decrease in listings with continuing market weakness. ARPL in the first quarter was S$3.32 and the number of listings in the quarter was 1.0 million.
o
Fintech & Data services revenue was marginally down 3% year over year to S$1.0 million in the first quarter.
•
At quarter-end, cash and cash equivalents were S$300 million.

Information regarding our operating segments is presented below.

	For the Three Months Ended March 31,
	2024	2023	YoY Growth
	(S$ in thousands except percentages)

Revenue	36,515	32,628	11.9%
Marketplaces	35,127	31,200	12.6%
Singapore	23,500	18,847	24.7%
Vietnam	3,323	3,328	-0.2%
Malaysia	6,721	6,818	-1.4%
Other Asia	1,583	2,207	-28.3%
Fintech and data services	1,388	1,428	-2.8%
Adjusted EBITDA	4,460	220
Marketplaces	21,994	16,295
Singapore	18,668	14,007
Vietnam	(117)	(921)
Malaysia	3,520	3,502

Other Asia	(77)	(293)
Fintech and data services	(2,759)	(2,205)
Corporate*	(14,775)	(13,870)
Adjusted EBITDA Margin (%)	12.2%	0.7%
Marketplaces	62.6%	52.2%
Singapore	79.4%	74.3%
Vietnam	-3.5%	-27.7%
Malaysia	52.4%	51.4%
Other Asia	-4.9%	-13.3%
Fintech and data services	-198.8%	-154.4%

*Corporate consists of headquarters costs, which are not allocated to the segments. Headquarters costs are costs of PropertyGuru’s personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service PropertyGuru’s group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees. A portion of the cost of being a listed entity is also included.

Strong Category Leadership Drives Long-Term Growth Opportunities

As of March 31, 2024, PropertyGuru continued its Engagement Market Share3 leadership in Singapore, Vietnam, Malaysia, and Thailand.

Singapore: 81% – 5.4x the closest peer	Malaysia: 93% – 13.0x the closest peer
Vietnam: 82% – 4.8x the closest peer	Thailand: 62% – 2.7x the closest peer

Full Year 2024 Outlook

The Company reaffirms its full year 2024 revenue outlook of between S$165 million and S$180 million and Adjusted EBITDA outlook of between S$22 million and S$26 million.

The following near-term factors may impact the Company’s operations in 2024: further delays in the recovery of Vietnam’s property market due to consumer sentiment and access to credit; weaker than expected economic conditions in Malaysia; and additional fiscal policy measures that the Singapore government may implement. Longer-term, the Company remains bullish on its growth trajectory, prospects for improving profitability, and the fundamental opportunity that exists in our core markets.

Conference Call and Webcast Details

The Company will host a conference call and webcast on Tuesday, May 21, 2024, at 7:30 a.m. Eastern Standard Time / 7:30 p.m. Singapore Standard Time to discuss the Company's financial results for the first quarter. The PropertyGuru (NYSE: PGRU) Q1 2024 earnings call can be accessed by registering at:

https://propertyguru.zoom.us/webinar/register/WN_g5zZyE3kSbuC3DDhq3oSSw#/registration

An archived version will be available on the Company’s Investor Relations website after the call at https://investors.propertygurugroup.com/financials/quarterly-results/default.aspx

3 Based on SimilarWeb data between October 2023 and March 2024.

About PropertyGuru Group

PropertyGuru is Southeast Asia’s leading1 PropTech company, and the preferred destination for over 28 million property seekers4 to connect with over 46,000 agents5 monthly to find their dream home. PropertyGuru empowers property seekers with more than 2.1 million real estate listings6, in-depth insights, and solutions that enable them to make confident property decisions across Singapore, Malaysia, Thailand and Vietnam.

PropertyGuru.com.sg was launched in Singapore in 2007 and since then, PropertyGuru Group has made the property journey a transparent one for property seekers in Southeast Asia. In the last 16 years, PropertyGuru has grown into a high-growth PropTech company with a robust portfolio including leading property marketplaces and award-winning mobile apps across its core markets; mortgage marketplace, PropertyGuru Finance; home services platform, Sendhelper; a host of proprietary enterprise solutions under PropertyGuru For Business, including DataSense, ValueNet, Awards, events and publications across Asia.

For more information, please visit: PropertyGuruGroup.com; PropertyGuru Group on LinkedIn.

Contact Information:

Media	Investor
PropertyGuru Group	PropertyGuru Group
Sheena Chopra	Nat Otis
+65 9247 5651	+1 860 906 7860
sheena@propertyguru.com.sg	natotis@propertyguru.com

4 Based on Google Analytics data between October 2023 and March 2024.

5 Based on data between January 2024 and March 2024.

6 Based on data between October 2023 and March 2024.

Key Performance Metrics and Non-IFRS Financial Measures

Our priority markets comprise Singapore, Vietnam, Malaysia and Thailand. Our core markets comprise Singapore, Vietnam, Malaysia, and Thailand.

Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the total amount of time spent on that website for the same period, in each case based on data from SimilarWeb. Engagement Market Share is based on the prevailing SimilarWeb algorithm on the date the Company first filed or furnished such information to the U.S. Securities and Exchange Commission (“SEC”).

Number of agents in all core markets except Vietnam is calculated for a period as the sum of the number of agents with a valid 12-month subscription package at the end of each month in a period divided by the number of months in such period. In Vietnam, number of agents is calculated as the average monthly number of agents who credit money into their account within the relevant period. When counting in aggregate across the PropertyGuru group, in markets where PropertyGuru operates more than one property portal, an agent with subscriptions to more than one portal is only counted once.

Number of real estate listings is calculated as the average number of listings created monthly during the period for Vietnam and the average number of monthly listings available in the period for other markets.

Average revenue per agent (“ARPA”) is calculated as agent revenue for a period divided by the average number of agents in that period, which is calculated as the sum of the number of total agents at the end of each month in a period divided by the number of months in such period.

Number of listings in Vietnam is calculated as the sum of all listings created in each month over the relevant period (other than listings from promotional accounts). Number of listings is used to calculate average revenue per listing, which is described below.

Average revenue per listing ("ARPL”) is calculated as revenue for a period divided by the number of listings in such period.

Renewal rate is calculated as the number of agents that successfully renew their annual package during a period divided by the number of agents whose packages are up for renewal (at the end of their twelve-month subscription) during that period.

This press release also includes references to non-IFRS financial measures, namely Adjusted EBITDA, Adjusted EBITDA Margin and incremental Adjusted EBITDA over incremental revenue. PropertyGuru uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. PropertyGuru believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS or GAAP results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as net loss and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as net profit/loss for year/period adjusted for changes in fair value of preferred shares, warrant liability and embedded derivatives, finance costs, depreciation and amortization, tax expenses or credits, impairments when the impairment is the result of an isolated, non-recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation profit or loss, fair value profit or loss on lease modifications and contingent consideration, business acquisition transaction and integration cost (including contingent consideration), and the cost of listing or IPO activities.

Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

Incremental Adjusted EBITDA over incremental revenue is calculated as the increase in Adjusted EBITDA over the period divided by the increase in revenue over the same period.

A reconciliation of net loss to Adjusted EBITDA is provided as follows.

	For the Three Months Ended March 31,
	2024	2023*
	(S$ in thousands)

Net loss	(6,292)	(10,234)
Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	306	2,136
Finance income - net	(1,977)	(1,420)
Depreciation and amortization expense	6,456	5,880
Share grant and option expenses	1,021	2,258
Other (gains)/losses - net	(31)	73
Business acquisition transaction and integration cost	497	1,442
Restructuring cost**	4,171	—
Tax expense	309	85
Adjusted EBITDA	4,460	220

*Certain amounts in the prior period have been re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the acquisition of Sendtech in October 2022.

**The restructuring cost relates to the strategic re-organisation of the Group.

Forward-Looking Statements

Forward-looking statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: changes in domestic and foreign business, market, financial, political and legal conditions; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to sustain profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; the impact of rising inflation and interest rates on the Group’s business, real estate markets and the economy in general; the impact of government and regulatory policies on real estate or credit markets in Vietnam and other countries in which the Group operates; fluctuations in foreign currency exchange rates, particularly in Malaysia; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates; general economic conditions in the countries in which the Group operates; political instability in the jurisdictions in which the Group operates; political unrest, terrorist activities and other geopolitical risks, including the ongoing military actions between Russia and Ukraine and between Israel and Hamas; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic on the business of the Group; the Group’s ability to integrate newly acquired businesses or companies and the success of the Group’s strategic investments and acquisitions; changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs; restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Group’s completed business combination; technological advancements in the Group’s industry; and other risks discussed in our filings with the SEC.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release. We do not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement in this press release does not constitute an admission by PropertyGuru or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Industry and Market Data

This press release contains information, estimates and other statistical data derived from third party sources and/or industry or general publications, including estimated insights from SimilarWeb and Google Analytics. Such information involves a number of assumptions and limitations, and you are cautioned not to place undue weight on such estimates. PropertyGuru has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	For the Three Months Ended March 31,
	2024	2023*
	(S$ in thousands, except share and per share data)

Revenue	36,515	32,628
Other income	2,395	1,666
Other losses - net	(291)	(2,208)

Expenses
Sales commission	(2,551)	(2,241)
Referral fees	(416)	(472)
Merchant fees	(795)	(659)
Awards and events costs	(381)	(590)
Advertising and platform fees	(451)	(532)
Salary and staff costs	(23,085)	(19,744)
Marketing expenses	(2,416)	(3,250)
Technology expenses	(3,248)	(3,266)
Legal and professional	(2,141)	(1,078)
Share grant and option expenses	(1,021)	(2,258)
Depreciation and amortization	(6,456)	(5,880)
(Impairment)/Reversal of impairment loss on financial assets	(128)	39
Finance cost	(122)	(132)
Other expenses	(1,391)	(2,172)
Total expenses	(44,602)	(42,235)
Loss before income tax	(5,983)	(10,149)
Tax expense	(309)	(85)

Net loss for the period	(6,292)	(10,234)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation	2,837	(5,643)
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss from post-employment benefits obligation	—	(4)
Other comprehensive income/(loss) for the period, net of tax	2,837	(5,647)
Total comprehensive loss for the period	(3,455)	(15,881)

Loss per share for loss attributable to equity holders of the Group
Basic loss per share for the period	(0.04)	(0.06)

Diluted loss per share for the period	(0.04)	(0.06)

*Certain amounts in the prior period have been re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the acquisition of Sendtech in October 2022.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDSOLIDATED BALANCE SHEETS

	As of March 31, 2024	As of December 31, 2023
	(S$ in thousands)

ASSETS
Current assets
Cash and cash equivalents	300,400	306,398
Trade and other receivables	15,638	15,810
	316,038	322,208
Non-current assets
Trade and other receivables	2,262	2,677
Intangible assets	377,883	378,178
Plant and equipment	1,569	1,691
Right-of-use assets	7,365	8,414
	389,079	390,960
Total assets	705,117	713,168
LIABILITIES
Current liabilities
Trade and other payables	24,690	26,637
Lease liabilities	3,857	4,222
Deferred revenue	58,069	61,066
Provisions	149	148
Current income tax liabilities	4,031	4,019
	90,796	96,092
Non-current liabilities
Trade and other payables	491	518
Lease liabilities	4,579	5,352
Deferred income tax liabilities	4,999	4,981
Provisions	765	764
Warrant liabilities	970	649
	11,804	12,264
Total liabilities	102,600	108,356

Net assets	602,517	604,812

SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the Group

Share capital	1,094,768	1,094,543
Share reserve	12,150	11,215
Capital reserve	785	785
Translation reserve	(35,076)	(37,913)
Accumulated losses	(470,110)	(463,818)
Total Shareholders' Equity	602,517	604,812

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended March 31,
	2024	2023
	(S$ in thousands)

Cash flows from operating activities
Loss for the period*	(6,292)	(10,234)
Adjustments for:
- Tax expense*	309	85
- Employee share grant and option expense	977	2,086
- Non-executive director share grant and option expense	153	215
- Depreciation and amortization*	6,456	5,880
- Loss on disposal of plant and equipment and intangible assets	16	—
- Impairment/(Reversal of impairment) loss on financial assets	128	(39)
- Interest income	(2,099)	(1,552)
- Finance cost	122	132
- Unrealised currency translation loss/(gain)	72	(8)
- Fair value loss on warrant liabilities	306	2,136
	148	(1,299)
Change in working capital, net of effects from acquisition
and disposal of subsidiaries:
- Trade and other receivables	247	98
- Trade and other payables	(1,974)	(5,914)
- Deferred revenue	(2,996)	965
Cash used in operations	(4,575)	(6,150)
Interest received	2,311	1,455
Income tax paid	(265)	(223)
Net cash used in operating activities	(2,529)	(4,918)

Cash flows from investing activities
Additions to plant and equipment	(228)	(117)
Additions of intangible assets	(6,913)	(6,551)
Proceeds from disposal of plant and equipment	2	0
Net cash used in investing activities	(7,139)	(6,668)

Cash flows from financing activities
Interest paid	(114)	(124)
Principal payment of lease liabilities	(1,150)	(990)
Proceeds from issuance of ordinary shares	30	193
Net cash used in financing activities	(1,234)	(921)

Net decrease in cash and cash equivalents	(10,902)	(12,507)

Cash and cash equivalents
Beginning of the three months ended 31 March	306,398	309,233
Effects of currency translation on cash and cash equivalents	4,904	(2,338)
End of the three months ended 31 March	300,400	294,388

*Certain amounts in the prior period have been re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the acquisition of Sendtech in October 2022.